UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

_____

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **December 27, 2004**

VTEX ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Nevada	**000-22661**	**76-0582614**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8303 Southwest Freeway, Suite 950
Houston, Texas   **77074**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(713) 773-3284**

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ]   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ]   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ]   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ]   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 3.02 Unregistered Sales of Equity Securities.

On December 27, 2004, pursuant to a consulting agreement between the Company and Wynden Energy, Inc., we issued 500,000 shares of common stock in exchange for services rendered on behalf of the Company. The Company has valued the common stock at $0.35 per share.

On December 27, 2004, the Company issued 23,750 shares of common stock to five private investors in exchange for extensions on loans previously made to the Company by the investors. The Company has valued the common stock at $0.35 per share.

On December 27, 2004, pursuant to loan agreements between the Company and five private investors, we issued 192,500 shares of common stock as additional consideration for loans made to the Company by the investors. The Company has valued the common stock at $0.35 per share.

We relied on Section 4(2) of the Securities Act of 1933, as amended for the above issuances.

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTEX ENERGY, INC.

Date: January 3, 2005   By: /s/ Randal B. McDonald, Jr.
                                         Randal B. McDonald, Jr.
                                         Chief Financial Officer